November 8, 2013

Mr. Michael R. Clampitt

Senior Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:       First Federal Bancshares of Arkansas, Inc.

Amendment No. 1 to Registration Statement on Form S-4

Submitted October 11, 2013

File No. 333-190845

Dear Mr. Clampitt:

  We are in receipt of your letter, dated October 24, 2013, wherein comments were provided in respect of Amendment No. 1 to the Registration Statement on Form S-4 (the “Registration Statement”) filed by First Federal Bancshares of Arkansas, Inc. (the “Company”) on October 11, 2013, and we have prepared this response to the specific inquiries included in that letter. For the convenience of the Staff, our responses are numbered to correspond to the numbers used to designate the Staff’s comments in the comment letter, and we have restated each comment in its entirety with our response following immediately thereafter.

Concurrent with the filing of this letter, we are filing Amendment No. 2 to the Registration Statement (the “Amendment”). Prior to filing the Amendment, we filed our quarterly report on Form 10-Q for the quarter ended September 30, 2013, which includes interim financial statements as of and for the quarter then ended. We acknowledge the requirements of Rule 3-12 of Regulation S-X and, prior to requesting effectiveness of the Registration Statement, we undertake to file a subsequent amendment to the Registration Statement to include updated interim financial statements, updated pro forma financial information and updated management’s discussion of financial condition and results of operations.

General

1.

With regard to the Item 4 on page B-2 of the Fairness Opinion, confirm the internal financial statements used for the period ending May 31, 2013 were consistent with the actual results. If actual results were materially better, and with a view of additional disclosure in the filing, please provide the staff with details.

Mr. Michael R. Clampitt

November 8, 2013

Response: The internal financial statements for the period ending May 31, 2013 that were provided to Southard Financial, LLC and which are referenced on page B-2 of the Fairness Opinion were consistent with actual results.

Summary, page 7

“What FNSC shareholders will receive,” page 7

2.

We acknowledge your response to comment 5 of our letter to you dated September 19, 2013. Please revise to disclose the value of the consideration as of the most recent possible date in addition to the value on July 1, 2013.

Response: The Registration Statement has been revised in response to this comment. Please see page 7 of the Amendment, where additional disclosure has been added, which will disclose the value of the consideration on the latest practicable trading day prior to the mailing of the proxy statement/prospectus.

Private Placement, page 8

3.

We acknowledge your response to comment 5 of our letter to you dated September 19, 2013. Please revise the first paragraph to disclose that you entered into commitment letter agreements with your controlling stockholder and Chairman of the Board, Mr. Massey, and identify any other directors who are parties to an agreement.

Response: The Registration Statement has been revised in response to this comment. Please see page 8 of the Amendment, where the disclosure has been revised to include that Mr. Massey and Mr. Scott T. Ford, a director of First Federal, are among the five Investors that entered into commitment letter agreements with First Federal.

Interests of FNSC Officers and Directors in the Merger, page 11

4.	Please revise to disclose the number of shares held by FNSC Officers and Directors prior to the Offering.

Response: The Registration Statement has been revised in response to this comment. Please see page 11 of the Amendment, where disclosure has been added or revised as requested.

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Consolidated Income Statement, pages 27-28

Note 1 – Pro Forma Adjustments, page 29

Mr. Michael R. Clampitt

November 8, 2013

5.

We note your response to prior comment 11. We note that the bank subsidiaries of FNSC are restricted from paying dividends that exceed the net profits in the current year plus retained net profits for the preceding two years without obtaining regulatory approval. Please revise to disclose that the dividends to be paid by the FNSC bank subsidiaries in the transaction are available and that no regulatory approval is required or has been obtained, if necessary. Further, please revise pro forma note (a) to disclose the amount of dividends to be paid by both First Federal and FNSC which will be utilized to fund the transaction.

Response: FNSC’s subsidiary banks paid large dividends in 2012 and as a result of these dividend payments neither of the FNSC subsidiary banks has positive retained earnings for 2012 or 2011. The banks will be required to obtain approval from the OCC to pay dividends in excess of their current year net profits. The parties intend to submit an application to the OCC for approval of the dividend payments. Neither First Federal nor FNSC will pay any dividends to their respective shareholders in connection with the transaction.

  The Registration Statement has been revised in response to this comment. Please see page 29 of the Amendment, where disclosure has been added or revised as requested.

Background of the Merger, page 41

6.

We acknowledge your response to comment 19 of our letter to you dated September 19, 2013. As we requested, revise the third paragraph of this section to discuss whether the FNSC Board in the past had considered any other offers from other banks or persons. Please revise the fourth paragraph on page 43 to identify each of the “recent bank acquisitions” included in Mr. Horton’s sampling.

Response: The Registration Statement has been revised in response to this comment. Please see pages 41 and 43 of the Amendment, where disclosure has been revised as requested.

  Please direct any questions or additional comments regarding the Registration Statement on Form S-4, the Amendment or this letter to the undersigned at (870) 741-7641 or cwewers@ffbh.com.

Mr. Michael R. Clampitt

November 8, 2013

Sincerely,

/s/ Christopher M. Wewers

President and Chief Executive Officer

First Federal Bancshares of Arkansas, Inc.

cc:    Jonathan Gottlieb

         Securities and Exchange Commission

         Daniel L. Heard

         Kutak Rock LLP

         C. Douglas Buford, Jr.

         Mitchell, Williams, Selig, Gates & Woodyard, P.L.L.C.